UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-31781

American Pharmaceutical Partners Savings and Retirement Plan

(Full title of the plan)

American Pharmaceutical Partners, Inc.

(Name of issuer of the securities held)

1101 Perimeter Drive, Suite 300 Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

American Pharmaceutical Partners

Savings and Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Trustees

American Pharmaceutical Partners

    Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of the American Pharmaceutical Partners Savings and Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

May 27, 2004

Chicago, Illinois	/s/ Ernst & Young LLP

EIN 68-0389419

Plan #001

American Pharmaceutical Partners

Savings and Retirement Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Investments	$53,847,850	$41,411,581
Receivables:
Employer contribution	37,607	90,572
Employee contributions	—	104,631
Due from broker for pending trades	8,751	—
Accrued interest	24,545	—

	70,903	195,203

Assets available for benefits	$53,918,753	$41,606,784

See accompanying notes to financial statements.

EIN 68-0389419

Plan #001

American Pharmaceutical Partners

Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions
Net investment income:
Interest and dividend income	$855,532
Net appreciation in fair value of investments	8,186,385

9,041,917

Contributions:
Participants	3,449,043
Employer	1,184,925
Rollover	413,357

5,047,325

Total additions	14,089,242

Deductions
Benefits paid to participants	1,762,771
Administrative expenses	7,274
Transfers from the Plan	7,228

Total deductions	1,777,273

Net increase	12,311,969

Assets available for benefits:
Beginning of year	41,606,784

End of year	$53,918,753

See accompanying notes to financial statements.

EIN 68-0389419

Plan #001

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the American Pharmaceutical Partners (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering eligible employees of the Company. Generally, employees are eligible to participate provided they are scheduled to work 1,000 hours or more in a year and are not subject to a collective bargaining agreement. Participation may commence upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Company with recordkeeping responsibilities provided by JP Morgan/American Century Retirement Plan Services. Effective November 18, 2003, custodial and trustee responsibilities are provided by JP Morgan Chase Bank. Prior to November 18, 2003, custodial and trustee responsibilities were provided by UMB Bank, N.A.

Contributions

Participants may elect to defer from 1% to 100% of their compensation each pay period and contribute those amounts to the Plan. The Company makes a matching contribution equal to 50% of each participant’s deferral, up to 6% of each participant’s compensation, within Internal Revenue Service (IRS) limits. At its discretion, the Company may make a discretionary profit-sharing contribution. Participants must have completed at least 300 hours of service during the year and be employed on the last day of the Plan year to be eligible for an allocation of this discretionary profit-sharing contribution. During 2003, no discretionary profit-sharing contribution was made.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund options. The Plan also provides for a self-directed feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks offered through Charles Schwab.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may obtain loans from their account balances for a maximum of 50% of the vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate plus 1% and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies.

Vesting

Participants’ contributions and earnings thereon are always fully vested.

Company matching contributions and, effective January 1, 2003, discretionary profit-sharing contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	30%
At least 1 year but less than 2	50
At least 2 years but less than 3	80
3 years or more	100

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

Company discretionary profit-sharing contributions vest over continuous years of service. Prior to January 1, 2003 a participant was 100% vested after 6 years of credited service.

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options including installment or lump-sum payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under the law.

Plan Termination

Although it has not expressed any intent in doing so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value based on the quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments. Participant loans are stated at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan for the year to which they relate.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses incurred in the administration of the Plan, except management fees, are paid by the Company.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

3. Investments

	December 31
	2003	2002
Investments at fair value:
Mutual funds	$42,797,160	$30,578,886
Common collective trust	7,465,602	8,007,649
American Pharmaceutical Partners, Inc. common stock	467,409	86,975
Self-directed brokerage account	1,359,776	865,659
Money market fund	6,923	697
Participant loans	1,750,980	1,871,715

Total investments, at fair value	$53,847,850	$41,411,581

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock and mutual funds (self-directed)	$277,741
American Pharmaceutical Partners, Inc. common stock	186,419
Mutual funds	7,722,225

$8,186,385

Investments that represent 5% or more of the Plan’s assets are as follows:

	December 31
	2003	2002
Common collective trust:
American Century Stable Asset Fund	$7,465,602	$8,007,649

Mutual funds:
American Century Ultra Fund	11,475,405	8,542,719
American Century Heritage Fund	4,725,627	3,934,177
American Century International Growth Fund	4,591,208	3,100,296
American Century Equity Index Fund	4,455,524	3,120,086
American Century Value Fund	4,423,611	3,061,573
American Century Diversified Bond Fund	*	2,470,806
American Century Income and Growth Fund	2,894,312	*
American Century Vista Fund	2,700,000	*

*	Below 5% threshold.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 7, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

EIN 68-0389419

Plan #001

American Pharmaceutical Partners

Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2003

Identity of Issuer	Shares/ Units	Current Value
J.P. Morgan Chase Bank*:
American Century Stable Asset Fund	7,465,602	$7,465,602
American Century Ultra Fund	430,597	11,475,405
American Century Vista Fund	215,311	2,700,000
American Century Heritage Fund	426,886	4,725,627
American Century Value Fund	589,815	4,423,611
American Century International Growth Fund	578,238	4,591,208
American Century Strategic Allocation – Conservative Fund	161,957	887,526
American Century Strategic Allocation – Moderate Fund	420,787	2,671,999
American Century Strategic Allocation – Aggressive Fund	194,490	1,355,596
American Century Income and Growth Fund	104,488	2,894,312
American Century Equity Index Fund	1,003,496	4,455,524
American Century Diversified Bond Fund	253,032	2,616,352
American Pharmaceutical Partners, Inc. common stock*	13,911	467,409
JP Morgan Chase Bank Money Market Fund*	6,923	6,923
Self-Directed Brokerage Account	—	1,359,776
Participant loans (interest rates from 5% to 10.5%)	—	1,750,980

		$53,847,850

*	Represents party in interest to the Plan.

Exhibits

23.1     Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pharmaceutical Partners Savings and Retirement Plan

By:	/s/ MIA IGYARTO
Mia Igyarto
Plan Administrator

Date: June 25, 2004